SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Publicly-held Company)

CNPJ/MF No 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE ANNUAL GENERAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON APRIL 24, 2018

I. DATE, TIME AND PLACE: Upon first call, on April 24, 2018, at 10:00 a.m. São Paulo time, at Praça Comte. Linneu Gomes, S/N, Portaria 3, in the Board of Directors’ Meeting Room of Gol Linhas Aéreas Inteligentes S.A. (“Company”), in the city of São Paulo, State of São Paulo, Jardim Aeroporto, CEP 04626-020.

II. PRIOR PUBLICATIONS: Call Notice published under the terms of §1 of Article 124 of Law no. 6404, dated December, 15, 1976 (“Corporations Act”), in the State of São Paulo Official Gazette on March 24, 27 and 28, 2018, on pages 90, 269 and 92, and in Valor Econômico newspaper on March 26, 27 and 28, 2018, on pages B15, B9 and B9, respectively.

III. ATTENDANCE: Shareholders representing 100% (one hundred percent) of the total voting capital stock attended the meeting, as well as preferred shareholders, as per the signatures appearing in the Shareholders’ Attendance Register. The presence of Mrs. Nathália Araújo Domingues, representing Ernst & Young Auditores Independentes S.S, as external auditors of the Company, Mr. André Béla Jánszky and Mr. Eduardo José Bernardes Neto, members of the administration of the Company, was also recorded.

IV. CHAIRMANSHIP OF THE MEETING: Constantino de Oliveira Junior - Chairman; Graziela Galli Ferreira Barioni - Secretary.

V. AGENDA: To pass the resolutions on: (a) Annual General Meeting: (i) to examine, discuss and vote on the management accounts, including the Financial Statements for the fiscal year ended December 31, 2017; (ii) to vote on the allocation of fiscal year 2017 profits; (iii) to vote on the number of members of the Board of Directors of the Company; (iv) to elect the members of the Board of Directors of the Company, according to the terms of the Company’s Bylaws; and (v) to set the annual overall management compensation for fiscal year 2018; and (b) Extraordinary Meeting: (i) to amend Article 5, caput, of the Company’s Bylaws, to reflect the Company's current capital stock, considering the capital increases approved by the Board of Directors, within the limit of the Company's authorized capital; and (ii) to ratify the execution of the Letter Agreement between the Company and the members of its Board of Directors.

VI. RESOLUTIONS ADOPTED: After the necessary explanations were provided, and after detailed analysis of the agenda and of the documents pertaining to the matters included in the agenda, the following resolutions were passed at the Shareholders’ Meeting:

a) Annual General Meeting:

i.       upon presentation of the Financial Statements, the Independent Auditors’ Opinion and other documents referring to the Company’s fiscal year ended December 31, 2017, the management accounts and the financial statements for the fiscal year ended December 31, 2017 were approved, by unanimous vote of the shareholders with voting rights present, with the abstention of those legally impeded to vote, as published in the March 9, 2018 issues of the State of São Paulo Official Gazette and Valor Econômico newspaper;

ii.      by unanimous vote of the shareholders with voting rights present, the Proposal for Allocation of 2017 Profit was approved, in order that 100% (one hundred percent) of the profit of 2017, R$19,183,511.15 (nineteen million, one hundred and eighty-three thousand, five hundred and eleven reais and fifteen centavos), be used to absorb the Company’s accumulated losses, under Article 189 of the Corporations Act;

iii.     by unanimous vote of the shareholders with voting rights present, the composition of the Board of Directors of 9 (nine) members was approved;

iv.     by unanimous vote of the shareholders with voting rights present, the election of the following members of the Board of Directors, who will serve for a term of office of 1 (one) year from the date of today, was approved: (a) CONSTANTINO DE OLIVEIRA JUNIOR, Brazilian, married, businessman, bearer of Identity Card RG no. 929.100, issued by SSP/DF and enrolled with the CPF/MF under no. 417.942.901-25, appointed as Chairman of the Board of Directors; (b) JOAQUIM CONSTANTINO NETO, Brazilian, married, businessman, bearer of Identity Card RG no. 17.365.750-3, issued by SSP/SP and enrolled with the CPF/MF under no. 084.864.028-40, appointed as Vice-Chairman of the Board of Directors; (c) ANTÔNIO KANDIR, Brazilian, divorced, engineer, bearer of Identity Card RG no. 4.866.700-6, issued by SSP/SP and enrolled with the CPF/MF under no. 146.229.631-91; (d) ANDRÉ BÉLA JÁNSZKY, Brazilian, married, lawyer, bearer of Identity Card RG no. 38.409.140-4, issued by SSP/SP and enrolled with the CPF/MF under no. 346.695.188-79; (e) FRANCIS JAMES LEAHY MEANEY, American, married, economist, bearer of National Register of Foreigners no. V218988-N and enrolled with the CPF/MF under no. 054.404.117-80; (f) GERMÁN PASQUALE QUIROGA VILARDO, Brazilian, legally separated, engineer, bearer of Identity Card RG no. 38.746.171-1, issued by SSP/SP and enrolled with the CPF/MF under no. 009.943.227-71; (g) RICARDO CONSTANTINO, Brazilian, married, businessman, bearer of Identity Card RG no. 671.071, issued by SSP/DF and enrolled with the CPF/MF under no. 546.988.806-10; (h) ANNA LUIZA SERWY CONSTANTINO, Brazilian, single, businesswomen, bearer of Identity Card RG no. 2.527.902, issued by SSP/RJ and enrolled with the CPF/MF under no. 340.447.788-09; (i) WILLIAM CHARLES CARROLL, American, married, accountant, holder of United States passport no. 28889023. The Directors Antônio Kandir, André Béla Jánszky, Francis James Leahy Meaney and Germán Pasquale Quiroga Vilardo are Independent Advisors of the Company, under the terms of the provisions of item 5.3 of the Corporate Governance Differentiated Practices Regulation - Level II of B3 S.A. - Brasil, Bolsa, Balcão (“B3”). The Directors now elected declared, in accordance with the provisions in Article 37, item II of Law no. 8934/94 and in Article 147, paragraphs 1 and 2, of the Corporations Act, not to have been charged for any crime provided for in the Law or included in the legal restrictions which would prevent them from exercising business activities. The instruments of investiture of the directors now elected, with the statements confirming that there are no legal restrictions on them to exercise business activities, were duly signed. There was no appointment of a member to the Board under the terms of Article 141 and its paragraphs of the Corporations Act. It is also recorded that there was no indication of members of the Board of Directors by holders of preferred shares issued by the Company, in accordance with the provisions in Article 141 of the Corporations Act; and

v.       by unanimous vote of the shareholders with voting rights present, with the abstention of those legally impeded to vote, the Proposal for Global Compensation for Directors and Executive Officers for fiscal year 2017 was approved, in the amount up of R$ 24,726,658.63 (twenty-four million, seven hundred and twenty-six thousand, six hundred and fifty-eight reais and sixty-three centavos), as proposed by the Management of the Company, to be distributed to the members of the Board of Directors and the Executive Officers of the Company, with due compliance with applicable laws and the Company’s Bylaws;

vi.     At the request of the preferred shareholders present, representing 9.78% of the preferred shares and 3.7% of the Participation of Dividends, as defined in article 53 (a) of the Company's Bylaws, and pursuant to CVM Instruction 324 of January 19, 2000, combined with article 5, paragraph 8 of the Company's Bylaws, the Company's Fiscal Council was installed for the fiscal year of 2018. The following were elected by unanimous vote of the shareholders with voting rights present, with abstentions recorded, to compose the Fiscal Council: (i) effective members, Messrs. Marcelo Curti, Brazilian, married, economist, bearer of Identity Card RG no. 10306522 SSP/SP, enrolled with the CPF/MF under no. 036.305.588-60, resident and domiciled in the city of São Paulo, state of São Paulo, with business address at Avenida Marquês de São Vicente, 446, cjs. 913 and 914, in the city of São Paulo, state of São Paulo; Marcela de Paiva Bomfim Teixeira, Brazilian, married, administrator, bearer of Identity Card RG no. MG 11009076 PC/MG, and enrolled with the CPF/MF under no. 012.640.496-84, resident and domiciled in the city of São Paulo, state of São Paulo, with commercial address at Avenida das Nações Unidas, 12.399, cj. 129B, in the city of São Paulo, state of São Paulo; and Marcelo Amaral Moraes, Brazilian, married, economist, bearer of Identity Card RG 07178889-7 IFP/RJ, and enrolled with the CPF/MF under no. 929390077-72, resident and domiciled at Avenida Juriti, 530, apt. 111, Moema, in the city of São Paulo, state of São Paulo; and (ii) alternates, Messrs. Carlos Roberto de Albuquerque Sá, Brazilian, divorced, economist, bearer of Identity Card IFP/CRE-RJ no. 8842-02321952, and enrolled with the CPF/MF under no. 212,107.217-91, resident and domiciled at Alameda Jauaperi, 755, apt. 132, Moema, in the city of São Paulo, state of São Paulo; Ricardo Scalzo, Brazilian, married, auditor, bearer of Identity Card RG 2,533,93, issued by IFP/RJ and enrolled with the CPF/MF under no. 370.933.557-49, resident and domiciled at Jacques Felix Street, 96, apt. 124, Vila Nova Conceição, in the city of São Paulo, state of São Paulo; and Massao Fabio Oya, Brazilian, married, business consultant, bearer of Identity Card RG no. 34872970-4 SSP/SP and enrolled with the CPF/MF under no. 297.396.878-06, resident and domiciled at Alameda Arara Azul, 157, lot D26, Parque Residencial Shambala II, in the city of Atibaia, state of São Paulo.

The effective and alternate members of the Fiscal Council shall take office within 30 days from this date, after signing the instruments of investiture, which shall be recorded in the book of minutes of meetings of the Company's Fiscal Council. The members hereby declared, under the penalties of law, that they fulfill all the requirements set forth in Article 162 of the Corporations Act for their investiture as members of the Company's Fiscal Council.

Pursuant to Article 162, Paragraph 3 of the Corporations Act, by unanimous vote of the shareholders with voting rights present, the individual monthly compensation of the effective members of the Fiscal Council was approved at the equivalent to 10% of the average compensation attributed to the Company’s Directors, not including benefits, representation fees and profit sharing.

b) Extraordinary Meeting:

i.       by unanimous vote of the shareholders with voting rights present, the amendment to Article 5, caput, of the Company's Bylaws was approved to reflect the current capital stock, as a result of the capital increases approved by the Board of Directors, within the limit of the Company's authorized capital, which shall henceforth be read as follows: “ARTICLE 5 - The Capital Stock, fully subscribed and paid-up is R$3,084,301,715.49 (three billion, eighty-four million, three hundred and one thousand, seven hundred and fifteen reais and forty-nine centavos) represented by 3,129,743,171 (three billion, one hundred and twenty-nine million, seven hundred and forty-three thousand, one hundred and seventy-one) shares, of which 2,863,682,710 (two billion, eight hundred and sixty-three million, six hundred and eighty-two thousand, seven hundred and ten) are common shares and 266,060,461 (two hundred and sixty-six million, sixty thousand, four hundred and sixty-one) are preferred shares, all of them registered, with no face value."; and

ii.      by unanimous vote of the shareholders with voting rights present, with abstentions recorded, the ratification of the execution of the Letter Agreement between the Company and the members of the Board of Directors was approved.

VII. MINUTES, PUBLICATIONS AND CLARIFICATIONS: The minutes of this Annual General and Extraordinary Shareholders’ Meeting were authorized to be drawn-up in summary form, as set forth in §1 of Article 130 of the Corporations Act. Further, by unanimous vote of the present, the proposal for publication of these minutes by omitting the signatures of the shareholders was approved. Finally, it was clarified that the Company received votes issued by shareholders holding 8,463,109 (eight million, four hundred and sixty-three thousand, one hundred and nine) preferred shares for matters included in items (i) to (v) of the Annual General Shareholders’ Meeting and votes issued by shareholders holding nine million, two hundred and forty-two thousand, eight hundred and forty-five (9,242,845) preferred shares for matters mentioned in items (i) and (ii) of the Extraordinary Shareholders' Meeting, for which such shareholders are not eligible to vote and, therefore, their votes were not considered in quorum calculations for these items, pursuant to article 21-W of CVM Instruction 481 of December 17, 2009.

VIII. APPROVAL AND SIGNING OF THE MINUTES: The floor was offered to whoever might wish to use it, and, as nobody did so, the meeting was adjourned for the necessary time for the drawing-up of these minutes. After the meeting was reopened, these minutes were read, checked and signed by the Chairman and by the Secretary of the meeting.

IX. SIGNATURES: Chairman: Constantino de Oliveira Junior. Secretary: Graziela Galli Ferreira Barioni. ATTENDING SHAREHOLDERS: FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES VOLLUTO, CONSTANTINO DE OLIVEIRA JUNIOR, HENRIQUE CONSTANTINO, JOAQUIM CONSTANTINO NETO, RICARDO CONSTANTINO, ANTONIO KANDIR, ACADIAN EMERGING MARKETS SMALL-CAP LONG-SHORT EQUITY FUND, LL, NEW YORK STATE COMMON RETIREMENT FUND, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F, 3M EMPLOYEE RETIREMENT INCOME PLAN TRUST, ACADIAN EMEMRGING MARKETS EQUITY FUND, ACADIAN EMERGING MARKETS EQUITY II FUND, LLC, ACADIAN EMERGING MARKETS SMALL CAP EQUITY FUND LLC, ACADIAN GLOBAL EQUITY FUND, ADVISORS INNER CIRCLE FUND-ACADIAN E.M.PORTF, CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, CF DV ACWI EX-U.S. IMI FUND, CITY OF NEW YORK DEFERRED COMPENSATION PLAN, COLLEGE RETIREMENT EQUITIES FUND, COLORADO PUBLIC EMPLOYEES RET. ASSOCIATION, CORNERSTONE ADVISORS GLOBAL PUBLIC EQUITY FUND, DRIEHAUS INTERNATIONAL SMALL CAP G FD, A SE DRIEHAUS M FNDS, EMERGING MARKETS ALPHA TILTS FUND, EMERGING MARKETS ALPHA TILTS FUND B, EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND, EWING MARION KAUFFMAN FOUNDATION, FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC A E M FUND, FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND, FIRST TRUST EMERGING MARKETS SMALL CAP ALPHADEX FUND, FIRST TRUST RIVERFRONT DYNAMIC EMERGING MARKETS ETF, FLORIDA RETIREMENT SYSTEM TRUST FUND, I.A.M. NATIONAL PENSION FUND, INTERNATIONAL MONETARY FUND, ISHARES CORE MSCI EMERGING MARKETS ETF, ISHARES III PUBLIC LIMITED COMPANY, ISHARES MSCI BRAZIL SMALL CAP ETF, ISHARES MSCI EMERGING MARKETS SMALL CAP ETF, LATTICE GLOBAL SMALL CAP STRATEGY ETF, LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD, NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST, NORGES BANK, NORTHERN TRUST COLLECTIVE EAFE SMALL CAP INDEX FUND-NON LEND, NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF – LENDING PARAMETRIC EMERGING MARKETS FUND, PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, POWERSHARES S&P EMERGING MARKETS HIGH BETA PORTFOLIO, SIIT WORLD SELECT EQUITY FUND, SSGA SPDR ETFS EUROPE I PLC, SSGATC I. F. F. T. E. R. P. S. S. M. E. M. S. C. I. S. L.F., ST ST MSCI EMERGING MKT SMALL CI NON LENDING COMMON TRT FUND, STATE OF WISCONSIN INVT. BOARD MASTER TRUST, STATE ST B AND T C INV F F T E RETIR PLANS, STICHTING BLUE SKY PASSIVE EQUITY EMERGING MARKETS GLOBAL FU, SUNSUPER, SUPERANNUATION FUND, THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA, THE FIRST CHURCH OF CHRIST SCIENT B MASS, THE MONETARY AUTHORITY OF SINGAPORE, THE NUFFIELD FOUNDATION, THE REGENTS OF THE UNIVERSITY OF CALIFORNIA, UTAH STATE RETIREMENT SYSTEMS, VANGUARD FTSE ALL-WORLD EX-US SMALL-CAP INDEX FUND ASOVIEIF, VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF, VIRGINIA RETIREMENT SYSTEM. This presents a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, April 24, 2018.

Chairmanship of the Meeting:

____________________________	____________________________
Constantino de Oliveira Junior Chairman	Graziela Galli Ferreira Barioni Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.